AXCESS INTERNATIONAL, INC.
3208 Commander Drive
Carrollton, Texas 75006
November 20, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
ATTN: Hugh Fuller

RE:	Axcess International, Inc. Application for Withdrawal of Registration Statement of Form SB-2 File No. 333-139569
Dear Mr. Fuller:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Axcess International, Inc., requests the withdrawal of the Company’s Registration Statement on Form SB-2, File No. 333-139569, together with all exhibits thereto, effective as of the date hereof or as soon thereafter as practicable. The Registration Statement on Form SB-2 was originally filed on December 21, 2006, and was subsequently amended on March 23, 2007, and again on April 26, 2007. The Board of Directors of Axcess International, Inc., has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the registration statement on Form SB-2 in lieu of amending the Registration Statement further. The company intends to file a new Registration Statement with the Commission shortly.
No securities were sold pursuant to the Registration Statement.
If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Craig G. Ongley of Epstein Becker Green Wickliff & Hall, P.C., at 214-397-4335.

Very truly yours,
/s/ ALLAN GRIEBENOW
Allan Griebenow, President and Chief Executive Officer